Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Corner Growth Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated November 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Corner Growth Acquisition Corp. as of as of October 28, 2020 and for the period from October 20, 2020 (inception) through October 28, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251040), of Corner Growth Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

December 16, 2020